UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

____________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

____________________

ALPHA SPACECOM, INC.

(Name of Issuer)

Class “B” Convertible Preferred Stock,  $0.001 par value

(Title of Class of Securities)

02077U 10 7

(CUSIP Number)

Paul Anthony Ebeling

345 N. Maple Drive

Beverly Hills, CA 90210

_____________________________________________________________

 (Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 31, 2005

 (Date of Event which Requires Filing of This Statement)

____________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [___].

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act” or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 02077U 10 7			Page 2 of 4
1.	NAMES OF REPORTING PERSON Paul Anthony Ebeling
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) □ (b) □
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* Stock Power
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) □
6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. 8. 9. 10.	SOLE VOTING POWER	9,555,553 shares
		SHARED VOTING POWER	0 shares
		SOLE DISPOSITIVE POWER	9,555,553 shares
		SHARED DISPOSITIVE POWER	0 shares
11.	9,555,553 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT INROW (11) EXCLUDES CERTAIN SHARES* □
13.	98.68%%
14.	IN

Item 1.

Security and Issuer

Title of Class of Equity Securities: Class “B” Convertible Preferred Stock, $.001 par value

Issuer:

Alpha Spacecom, Inc.

Room 1305, 13/F Progress Commercial Building

7-17 Irving Street

Causeway Bay, Hong Kong

Item 2.

Identity and Background

(a)

Paul Anthony Ebeling

(b)

345 N. Maple Drive, Beverly Hills, CA 90210

(c)

Management Consultant

(d)

June 17, 2002, MAIL FRAUD, WIRE FRAUD; AIDING AND ABETTING; CAUSING AN ACT TO BE DONE; CONSPIRACY TO DESTROY VESSELS; DESTRUCTION OF VESSEL BY OWNER; FALSE DECLARATIONS BEFORE A COURT; U.S. District Court, Central District of California (Western Div.), Judge Lourdes G. Baird; Count(s) 1-10, 11, 12, 13. B/P 18 mos. This term consists of 18 mos on each of cts 1-13 of the indictment, conc. Supv rel 5 yrs on ct 12 and 3 yrs on each of cts 1, 11 and 13, conc, under the T/C of USPO & GO 318 & GO 01-05. S/A $650. Total fine of $40,000, consisting of $3,000 for each of cts 1-12 and $4,000 for ct 13

(e)

Not applicable

(f)

United States

Item 3

Source and Amount of Funds or Other Consideration

Securities were acquired pursuant to an irrevocable stock power in favor of reporting person.

Item 4

Purpose of Transaction

Acquisition based on irrevocable stock powers issued in favor of reporting person based upon agreement of transferor and failure of transferor to perform under the terms and conditions of the agreement.

(d)  Reporting person plans to change the board of directors.

Item 5.

Interest in Securities of the Issuer

(a)

9,555,553 or 98.68% of total outstanding Class “B” Convertible Preferred Stock

(b)

9,555,553 or 98.68% of total outstanding Class “B” Convertible Preferred Stock

Item 6

Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

None

Item 7

Materials to be Filed as Exhibits

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:

June 8, 2005

/s/  Paul Anthony Ebeling

Paul Anthony Ebeling

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